EXHIBIT 2
                                                                    Sub-Item 77C

                       DREYFUS PREMIER VALUE EQUITY FUNDS

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

   A Special Meeting of Shareholders was held on March 15, 2007. Below are the total shares entitled to vote at the meeting, and the number of shares represented at the respective meeting, either in person or by proxy.

                   Total Shares entitled         Shares Represented
                   to vote at meeting            at Meeting, in person
                                                 or by Proxy

                      6,918,382.433                4,052,241.565
                   -------------------           -----------------

   The following matter was duly approved by the holders of the outstanding Shares of Dreyfus Premier Value Fund:

            To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the fund to Premier Strategic Value Fund (the "Acquiring Fund"), in exchange for Class A, Class B, Class C, Class R and Class T shares of the Acquiring Fund having an aggregate net asset value equal to the value of the fund's net assets and the assumption by the Acquiring Fund of the fund's stated liabilities, and the pro rata distribution of those shares to the fund's shareholders and subsequent termination of the fund as a series of the Trust.


                        Affirmative Votes    Negative Votes     Abstained Votes

                          3,630,191.369        178,152.730        243,897.466
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